WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Statement of Financial Condition
December 31, 2015
(In thousands)

ASSETS

Cash	$	5,666
Receivable from affiliates		433
Intangible assets		1,924
Total assets		8,023

LIABILITIES AND MEMBER'S EQUITY

Payable to affiliates		29
Other liabilities, of which $33 is reported at fair value		336
Total liabilities		365
Member's equity:		
Member's contributions		8,571
Accumulated loss		(913)
Total member's equity		7,658
Total liabilities and member's equity	$	8,023

See accompanying notes to the statement of financial condition.